Exhibit 2.1

AMENDMENT NO. 1
ASSET SALE AGREEMENT
(Project Echo)

THIS AMENDMENT NO. 1 TO THE ASSET SALE AGREEMENT (this “Amendment”) is made and entered into this 1st day of June, 2013, by and between Alcan Primary Products Corporation, a corporation organized under the laws of the State of Texas, with offices at 8770 West Bryn Mawr Avenue, Chicago, Illinois 60631 (“Seller”), and Century Aluminum Sebree LLC (formerly known as Century Echo LLC), a limited liability company organized under the laws of the State of Delaware, with offices at 2511 Garden Road, Building A, Suite 200, Monterey, California (“Purchaser”).

INTRODUCTION
Seller and Purchaser are parties to a certain Asset Sale Agreement, dated April 28, 2013 (the “Sale Agreement”). Seller and Purchaser desire to amend and clarify the Sale Agreement, all as more fully set forth below.
NOW, THEREFORE, in consideration of the foregoing, the mutual covenants set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Seller and Purchaser (each a “Party” and collectively, the “Parties”) agree as follows:
1.    Capitalized Terms in General. Capitalized terms used herein have the meanings ascribed to them in the Sale Agreement, except for such capitalized terms as may be defined elsewhere in this Amendment.
2.    Assumed Contracts. The definition of “Assumed Contracts” in Section 1.01 of the Sale Agreement is hereby amended and restated in its entirety as follows:
“Assumed Contracts” means (a) the Power Contract, the Tax Incentive Agreements, and those other Contracts (including open purchase orders) to which Seller or the Facility is a party, by which Seller or the Facility is bound, or to which any of the Purchased Assets are subject, in each case that are identified on Schedule 1a, and (b) any other open purchase orders expressly approved by Purchaser.
3.    Excluded Assets. Section 2.03(c) of the Sale Agreement is hereby amended and restated in its entirety as follows:
Accounts Receivable. All notes and receivables howsoever arising, including all trade notes and trade accounts receivable resulting from the issuance of invoices in the Ordinary Course of Business prior to the Closing.
4.    Defined Contribution Plans. The first sentence of Section 8.13 of the Sale Agreement is hereby amended by changing the phrase “30 days” to “60 days”.
5.    Assumed Plan. Section 8.14(a)(v) of the Sale Agreement is hereby amended by changing the phrase “60 days” to “90 days”.

6.     Payment and Settlement of Transferring Employees Bonuses. The following provision is hereby inserted as new Section 8.19 of the Sale Agreement:
8.19    Payment and Settlement of Transferring Employees Bonuses. During the 60 day period immediately following the Closing Date, Seller shall calculate and determine (a) the Rio Tinto-Sebree Plant 2013 Short Term Incentive Plan, the Rules of which are referenced on Exhibit A (the “STI Plan”) annual bonus (the “STIP Bonus”) for each of the Transferring Nonunion Employees attributable to the performance of the Business, and (b) the Rio Tinto-Sebree Plant Hourly Incentive Plan, the Rules of which are referenced on Exhibit B (the “Hourly Incentive Plan”) annual bonus (the “Hourly Bonus”), in each case attributable to that portion of the calendar year 2013 prior to the Closing, which calculation and determination shall be final and binding upon the Parties unless Purchaser objects to such calculations and determinations within 10 days of receiving such calculations and determinations, in which case the Parties will engage the Accounting Firm to calculate and determine the STIP Bonus and Hourly Bonus attributable to that portion of the calendar year 2013 prior to the Closing. The STIP Bonus attributable to the performance of the Business prior to the Closing shall be calculated and determined by comparing the actual performance results of the Business for that portion of the calendar year 2013 prior to the Closing to the prorated Business performance thresholds for 2013 under the STI Plan, such proration to be based on the portion of the calendar year 2013 prior to the Closing (the “Transferring Nonunion Employees Annual Bonus Obligation”). The Hourly Bonus for the portion of calendar year 2013 prior to the Closing shall be calculated and determined by comparing the actual EBITDA results of the Business for that portion of the calendar year 2013 prior to the Closing to the prorated EBITDA performance thresholds for 2013 under the Hourly Incentive Plan, such proration to be based on the portion of the calendar year 2013 prior to the Closing (the “Transferring Union Employees Annual Bonus Obligation”). During the 60 day period immediately following the Closing Date, Seller and Purchaser shall calculate and determine the bi-monthly bonus payable for each of the Transferring Union Employees under the Hourly Incentive Plan and the Transferring Nonunion Employees who are crew leaders under the STI Plan for the 2-month period of May 1, 2013 through June 30, 2013 (the “Transferring Employees Bi-Monthly Bonus Obligation”). If the Parties are unable to calculate and determine the Transferring Employees Bi-Monthly Bonus Obligation with such 60-day period, then the Parties shall engage the Accounting Firm to calculate and determine the Transferring Employees Bi-Monthly Bonus Obligation. The Transferring Nonunion Employees Annual Bonus Obligation, the Transferring Union Employees Annual Bonus Obligation, and that portion of the Transferring Employees Bi-Monthly Bonus Obligation attributable to the period prior to the Closing shall each be paid by Seller to Purchaser in the form of a deduction from the Final Payment. In consideration of such deduction from the Final Payment, Purchaser shall assume and fully discharge in the Ordinary Course of Business all obligations and liabilities for that portion of the pre-Closing portion of calendar year 2013 STIP Bonus and Hourly Bonus attributable to the Transferring Nonunion Employees Annual Bonus Obligation, the Transferring Union Employees Annual Bonus Obligation and the portion of the Transferring Employees Bi-Monthly Bonus Obligation attributable to the period prior to the Closing and Purchaser agrees that Seller shall have no further obligation or liability therefor. That portion of the STIP Bonus based on individual performance shall be determined by Purchaser for the full year 2013 in the Ordinary Course of Business in early 2014. Following Purchaser's determination of the individual and aggregate obligations for that portion of the STIP Bonus based on individual performance, Purchaser shall deliver to Seller its calculations and other supporting data as well as an invoice for an amount equal to 5/12ths of such obligation. Such invoice shall be payable to Purchaser within 10 Business Days of the receipt thereof. In consideration of such payment, Purchaser shall assume and fully discharge in the Ordinary Course of Business all obligations and liabilities for the STIP Bonus based on individual performance.
7.    Purchase Price. The first sentence of Section 3.01 of the Sale Agreement is hereby amended and restated in its entirety as follows:
On the terms and subject to the conditions contained herein, Purchaser agrees to pay to Seller (a) at the Closing, an amount in cash (the “Closing Payment”) equal to (i) 80% of the Base Purchase Price minus (ii) the Retiree Medical Benefits Adjustment, and (b) as soon as practicable, and in any event no later than 5 Business Days, after the later of the date that the Closing Working Capital has been determined in accordance with the provisions of this Agreement, the date Seller has fully paid to the trust of the Assumed Plan an amount equal to the Net Pension Liability in accordance with Section 3.05 and the date that the Transferring Nonunion Employees Annual Bonus Obligation, the Transferring Union Employees Annual Bonus Obligation and the portion of the Transferring Employees Bi-Monthly Bonus Obligation attributable to the period prior to the Closing have each been finally determined in accordance with Section 8.19, an amount in cash (the “Final Payment”) equal to (i) 20% of the Base Purchase Price plus (ii) the WC Adjustment (which can be a negative number) minus (iii) the Transferring Nonunion Employees Annual Bonus Obligation minus (iv) the Transferring Union Employees Annual Bonus Obligation and minus (v) the portion of the Transferring Employees Bi-Monthly Bonus Obligation attributable to the period prior to the Closing (provided, however, that if the Final Payment is a negative number, Seller shall instead pay Purchaser the absolute value of such amount in cash at such time).
8.    The EPA NESHAP Claim. The last sentence of Section 9.07 of the Sale Agreement is hereby amended and restated in its entirety as follows:
Seller shall not be required to indemnify any Purchaser Indemnitee with respect to Retained Liabilities described in Section 2.05(g) (including the EPA NESHAP Claim) unless notice of any such claim for indemnification is provided on or prior to the 20th anniversary of the Closing Date.
The penultimate sentence of Section 9.08(a) of the Sale Agreement is hereby amended and restated in its entirety as follows:
In no event shall the aggregate liability of Seller to Purchaser Indemnitees with respect to any claim for indemnification pursuant to (i) Section 9.01(b) relating to the representations and warranties set forth in Section 4.09 and the certificate to be delivered by Seller to Purchaser in accordance with Section 6.03(b) to the extent it relates to Section 4.09, (ii) Section 9.01(c) to the extent it relates to the Retained Liabilities described in Section 2.05(g), or (iii) Section 9.01(d), exceed $20 million (the “Environmental Cap”).
9.    No Other Changes. Except as expressly set forth above, all other terms and provisions of the Sale Agreement remain unchanged and in full force and effect.

IN WITNESS OF THE FOREGOING, the undersigned have caused this Agreement to be executed and delivered on the date first written above.

ALCAN PRIMARY PRODUCTS CORPORATION		CENTURY ALUMINUM SEBREE LLC
By: Century Kentucky, Inc., its sole manager

By:	/s/ Donald P. Seberger	By:	/s/ Jesse E. Gary
Name:	Donald P. Seberger	Name:	Jesse E. Gary
Title:	Authorized Agent	Title:	President